                                              ----------------------------------
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               METROCALL, INC.
                              ------------------
                               (Name of Issuer)

                         COMMON STOCK $.01 PAR VALUE
                       -------------------------------
                        (Title of Class of Securities)

                                  591647102
                                 ------------
                                (CUSIP Number)

                           William L. Collins, III
                               Metrocall, Inc.
                            6677 Richmond Highway
                          Alexandria, Virginia 22306
                                (703) 660-9343
                           ------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              November 15, 1996
                             --------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

                               Page 1 of 34 Pages

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 2 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T Dated
             8/28/68 for Juliet Lea Hillman

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]

----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO

----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
        NUMBER OF
         SHARES           --------------------------------------------------------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY
          EACH                        5,726,577
        REPORTING         --------------------------------------------------------------------------------------------------------
         PERSON           9        SOLE DISPOSITIVE POWER
          WITH
                                      14,130
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 3 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated 8/28/68 for Audrey Hilliard Hillman
            25-6094896

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]


----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        -------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           -------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      14,130
                          -------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 4 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated 8/28/68 for Henry Lea Hillman, Jr.
             25-6094897

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      14,130
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 5 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated 8/28/68 for William Talbott Hillman
             25-6094899

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      14,130
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            OO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                    SCHEDULE 13D

  CUSIP NO.   591647102                                                                       PAGE 6 OF  34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A
          dated November 18, 1985
            18-2145466

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      42,391
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                       1,154,185
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
            OO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO.   591647102                                                                       PAGE 7 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           C.G. Grefenstette, as Trustee for Various Trusts

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      1,253,096
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,253,096
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes 10,000 shares owned in his individual capacity and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO.   591647102                                                                       PAGE 8 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas G. Bigley, as Trustee for Various Trusts

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      56,520
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             56,520
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO.   591647102                                                                       PAGE 9 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Henry L. Hillman, as Trustee for the Henry L. Hillman Trust

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      1,196,576
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP NO.   591647102                                                                       PAGE 10 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Elsie Hilliard Hillman, as Trustee for the Henry L. Hillman Trust

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      1,196,576
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 11 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Wilmington Securities, Inc.
            51-0114700

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]


----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      1,154,185
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,154,185
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.7%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            CO
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 12 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William L. Collins, III

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]


----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      359,361
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      38,110
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             397,471
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

          Excludes 305 shares owned by William L. Collins, Jr. and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 13 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven D. Jacoby
            ###-##-####
----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      80,712
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      38,110
----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             118,822
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 14 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Harry L. Brock, Jr.

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             PF
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      3,593,710
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,593,710
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

          Excludes 200,000 shares held by Suzanne S. Brock and shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             14.6%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 15 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Suzanne S. Brock

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      200,000
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          200,000
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

          Excludes 3,593,710 shares beneficially owned by Harry L. Brock, Jr. and shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO.   591647102                                                                       PAGE 16 OF 34 PAGES
            -------------

----------------------------------------------------------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vincent D. Kelly
            ###-##-####

----------------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a) [X]
                                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
----------------------------------------------------------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES
      BENEFICIALLY        --------------------------------------------------------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     5,726,577
         PERSON           --------------------------------------------------------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      201,588
                          --------------------------------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             201,588
----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                   [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%
----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            IN
----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                     PAGE 17 OF 34 PAGES



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $.01 par value (the "Common Stock") of Metrocall, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6677 Richmond Highway, Alexandria, Virginia 22306.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons" (except for those persons for which information has been required to be provided pursuant to General Instruction C of Schedule 13D, which is contained in Exhibit B attached hereto and incorporated herein).

         The parties comprising the Reporting Persons are filing this statement jointly as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely as a result of the Stockholders Voting Agreement dated November 15, 1996 ("Voting Agreement") described in Item 4 below. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit A.

         Trust for Juliet Lea Hillman dated 8/28/68 ("JLH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the JLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for Audrey Hilliard Hillman dated 8/28/68 ("AHH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the AHH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for Henry Lea Hillman, Jr. dated 8/28/68 ("HLHJR Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLHJR Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for William Talbott Hillman dated 8/28/68 ("WTH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the WTH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         The Henry L. Hillman Trust dated November 18, 1985 (the "HLH Trust") (Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of each of Henry L. Hillman, Elsie Hilliard Hillman, and C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219.

SCHEDULE 13D (CONTINUED)                                     PAGE 18 OF 34 PAGES



         Wilmington Securities, Inc. ("Wilmington Securities") is a Delaware corporation and a wholly-owned subsidiary of Wilmington Investments, Inc., which is a wholly-owned subsidiary of The Hillman Company. Wilmington Securities is engaged in diversified investments and operations. The principal business and office of Wilmington Securities is located at 824 Market Street, Suite 900, Wilmington, Delaware 19801.

         C.G. Grefenstette is Chief Executive Officer, Chairman of the Board and Director of The Hillman Company and Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, the WTH Trust and the HLH Trust. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. C.G. Grefenstette is a United States citizen.

         Thomas G. Bigley is a retired Managing Partner of Ernst & Young. He is Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania 15219. Mr. Bigley is a United States citizen.

         Henry L. Hillman is Chairman of the Executive Committee and Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Henry L. Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Henry L. Hillman is a United States citizen.

         Elsie Hilliard Hillman is a Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Elsie Hilliard Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Elsie Hilliard Hillman is a United States citizen.

         William L. Collins, III is Vice Chairman of the Board of Directors, a Director, President, and Chief Executive Officer of the Issuer. The principal business and office of William L. Collins is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Collins is a citizen of the United States.

         Steven D. Jacoby is Vice President and Chief Operating Officer of the Issuer. The principal business and office of Steven D. Jacoby is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Jacoby is a citizen of the United States.

         Harry L. Brock, Jr. is a Director of the Issuer. The principal business and office of Harry L. Brock is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Brock is a citizen of the United States.

         Suzanne S. Brock is a Director of the Issuer. The principal business and office of Suzanne S. Brock is located at 314 South St. Asaph Street, Alexandria, Virginia 22314. Mrs. Brock is a citizen of the United States.

         Vincent D. Kelly is Vice President and Chief Financial Officer of the Issuer. The principal business and office of Vincent D. Kelly is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Kelly is a citizen of the United States.

         Unless otherwise stated above, information concerning the name, position, and business address of each executive officer and director of the Reporting Persons and the persons controlling such Reporting Persons, if any, is set forth in Exhibit B to this statement.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any person named in Exhibit B to this statement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D (CONTINUED)                                     PAGE 19 OF 34 PAGES



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons are filing this statement on Schedule 13D as a result of their entrance into the Voting Agreement attached hereto as Exhibit C and not as a result of any acquisition of Common Stock by the Reporting Persons. Recent acquisitions of Common Stock by Mr. Brock, as set forth in
Item 5 herein, were made using personal funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         On November 15, 1996, Metrocall completed a private equity placement pursuant to which it issued 159,600 shares of Series A Convertible Preferred Stock and warrants to purchase an aggregate of 2.915 million shares of Common Stock. Holders of Preferred Stock will have the right, beginning November 15, 2001, to convert their Preferred Stock (including shares issued as dividends) into shares of Metrocall's Common Stock based on the market price of the Common Stock at the time of conversion. As a condition to closing the private equity placement discussed above, the Reporting Persons entered into the Stockholders Voting Agreement attached hereto as Exhibit C.

         Pursuant to the Voting Agreement, each of the Reporting Persons has agreed to vote in favor of a proposed amendment of the Amended and Restated Certificate of Incorporation of the Issuer, as amended, to increase the authorized number of shares of Common Stock to 50,000,000 (the "Proposal"). The Reporting Persons have agreed to so vote with respect to the shares of Common Stock beneficially owned at the record date for each meeting of the Stockholders of the Company. The Reporting Persons have also agreed to continue to so vote until the Proposal passes.

         The description of the Voting Agreement is not necessarily complete, and reference is made to the copy of the Voting Agreement filed as Exhibit C to this Schedule 13D which is incorporated by reference herein.

SCHEDULE 13D (CONTINUED)                                     PAGE 20 OF 34 PAGES



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth the beneficial ownership of shares of the Issuer's Common Stock by (a) each Reporting Person and (b) each person for whom information has been required to be provided pursuant to General Instruction C of Schedule 13D who beneficially owns Common Stock. As of November 15, 1996, there were 24,478,295 shares of the Issuer's Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 5,726,577 shares (including shares obtainable upon exercise of options that are exercisable within 60 days), over which they exercise shared voting control pursuant to the Voting Agreement. These shares represent approximately 23.2% of the Common Stock of the Issuer (including for purposes of this calculation options held by the Reporting Persons and exercisable within 60 days). Except for shared rights to vote pursuant to the Voting Agreement and as otherwise noted, each person has sole voting and dispositive control over the shares identified below. Each Reporting Person disclaims beneficial ownership of those shares for which the only basis for asserting beneficial ownership is the Voting Agreement.



                                                                Aggregate Number of      Percentage of Class
                  Name                                                 Shares                 of Shares
 --------------------------------------                       -----------------------  ---------------------
 JLH Trust                                                                14,130                     0.1%

 AHH Trust                                                                14,130                     0.1%

 HLHJR Trust                                                              14,130                     0.1%

 WTH Trust                                                                14,130                     0.1%

 HLH Trust(1)                                                          1,196,576                     4.9%

 C.G. Grefenstette(2)                                                  1,253,096                     5.1%

 Thomas G. Bigley(3)                                                      56,520                     0.2%

 Henry L. Hillman(1)                                                   1,196,576                     4.9%

 Elsie Hilliard Hillman(1)                                             1,196,576                     4.9%

 Wilmington Securities, Inc.(4)                                        1,154,185                     4.7%

 William L. Collins, III(5)                                              397,471                     1.6%

 Steven D. Jacoby(6)                                                     118,822                     0.5%

 Harry L. Brock, Jr.(7)                                                3,593,710                    14.6%

 Suzanne S. Brock(8)                                                     200,000                     0.8%

 Vincent D. Kelly(9)                                                     201,588                     0.8%



-----------------------

(1) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which HLH Trust shares voting and dispositive power with Mr. and Mrs. Hillman, Wilmington Securities, Inc. and Mr. Grefenstette as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary; and (b) 42,391 shares held of record by the HLH Trust and with respect to which Mr. and Mrs. Hillman share voting and dispositive power with Mr. Grefenstette as a result of their position as co-trustees of the HLH Trust.

SCHEDULE 13D (CONTINUED)                                     PAGE 21 OF 34 PAGES



(2) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which Mr. Grefenstette shares voting and dispositive power with Wilmington Securities, Inc. and Mr. and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary; (b) 42,391 shares held of record by the HLH Trust and with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. and Mrs. Hillman as a result of his position as co-trustee of the HLH Trust; and (c) 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. Bigley as a result of his position as co-trustee of these trusts. Excludes 10,000 shares held by Mr. Grefenstette in his individual capacity which are not subject to the Voting Agreement.

(3) Includes 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Bigley shares voting and dispositive power with Mr. Grefenstette as a result of his position as co-trustee of these trusts.

(4) Wilmington Securities shares voting and dispositive power with Messrs. Grefenstette and Hillman and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary.

(5) Includes: (a) 36,595 shares held by USA Telecommunications, Inc. with respect to which Mr. Collins shares voting and dispositive power as a result of his control with respect to that company; (b) 1,515 shares held by Collins & Clarke First Page Investment Partnership, with respect to which Mr. Collins shares voting and dispositive power as a result of his control with respect to that company; and (c) 11,846 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.
Excludes: (a) 100,000 shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days; and (b) 305 shares owned by William L. Collins, Jr., with respect to which Mr. Collins disclaims beneficial ownership.

(6) Includes: (a) 36,595 shares held by USA Telecommunications, Inc. with respect to which Mr. Jacoby shares voting and dispositive power as a result of his control with respect to that company; (b) 1,515 shares held by Collins & Clarke First Page Investment Partnership, with respect to which Mr. Jacoby shares voting and dispositive power as a result of his control with respect to that company; and (c) 9,477 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 100,000 shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days.

(7) Includes 112,510 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes: (a) 10,000 shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days; and (b) 200,000 shares beneficially owned by Mrs. Brock, with respect to which Mr. Brock disclaims beneficial ownership.

(8) Excludes 3,593,710 shares beneficially owned by Mr. Brock, with respect to which Mrs. Brock disclaims beneficial ownership.

(9) Includes 106,588 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 100,000 shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days.

         Except as set forth below, the Reporting Persons and the persons listed as required by General Instruction C have not effected any transaction in the Issuer's Common Stock within the last 60 days. All transactions were effected through brokerage firms and were purchased through the Nasdaq Stock Market. Prices do not include brokerage fees.

         On November 21, 1996, C.G. Grefenstette, in his individual capacity, acquired 5,000 shares of Common Stock at a price of $5.316 per share. On December 6, 1996, Mr. Grefenstette, in his individual capacity, acquired an additional 5,000 shares of Common Stock at $4.75 per share.

         Harry L. Brock, Jr. purchased shares of Common Stock as set forth below.

                                   Number                               Price
     Date                         of Shares                            per Share
     ----                         ---------                            ---------
   11/20/96                         62,000                              $ 5.03
   11/21/96                         88,000                              $ 5.2713
   11/22/96                          2,000                              $ 5.25
   11/25/96                         48,000                              $ 5.4375
   11/26/96                         56,500                              $ 5.3822
   11/27/96                         50,000                              $ 5.3125
   11/27/96                          7,000                              $ 5.2321
   11/29/96                         86,500                              $ 5.4951

SCHEDULE 13D (CONTINUED)                                     PAGE 22 OF 34 PAGES




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Voting Agreement and a Supplemental Agreement dated as of August 31, 1994 to which each of the Reporting Persons is a party (the "Supplemental Agreement"), there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer. A description of the material terms of the Supplemental Agreement is incorporated herein by reference to a statement on Schedule 13D filed by the Reporting Persons on October 7, 1994, to which the Supplemental Agreement is attached as Exhibit D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A is a written agreement relating to the filing of joint statements as required by Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

         Exhibit B sets forth the name, business address, principal occupation and citizenship of each of the Executive Officers and Directors of Wilmington Securities, Inc. and The Hillman Company.

         Exhibit C is the Stockholders Voting Agreement, dated November 15,
1996.

SCHEDULE 13D (CONTINUED)                                     PAGE 23 OF 34 PAGES




                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1996

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR JULIET LEA HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR AUDREY HILLIARD HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR HENRY LEA HILLMAN, JR.

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               WILLIAM TALBOTT HILLMAN



                               By:     /s/ C.G. GREFENSTETTE
                                       ----------------------------------------
                                       C.G. Grefenstette, Trustee



                               By:     /s/ THOMAS G. BIGLEY
                                       ----------------------------------------
                                       Thomas G. Bigley, Trustee



                               HENRY L. HILLMAN, ELSIE HILLIARD
                               HILLMAN AND C.G. GREFENSTETTE,
                               TRUSTEES OF THE HENRY L. HILLMAN
                               TRUST U/A DATED NOVEMBER 18, 1985



                               By:     /s/ C.G. GREFENSTETTE
                                       ----------------------------------------
                                       C.G. Grefenstette, Trustee

SCHEDULE 13D (CONTINUED)                                     PAGE 24 OF 34 PAGES



                               WILMINGTON SECURITIES, INC.



                               By:     /s/ DARLENE CLARKE
                                       ----------------------------------------
                                       Darlene Clarke
                               Title:  Vice President, Chief Financial Officer
                                         and Treasurer



                               /s/ WILLIAM L. COLLINS, III
                               ------------------------------------------------
                               William L. Collins, III



                               /s/ STEVEN D. JACOBY
                               ------------------------------------------------
                               Steven D. Jacoby



                               /s/ HARRY L. BROCK, JR.
                               ------------------------------------------------
                               Harry L. Brock, Jr.



                               /s/ SUZANNE S. BROCK
                               ------------------------------------------------
                               Suzanne S. Brock



                               /s/ VINCENT D. KELLY
                               ------------------------------------------------
                               Vincent D. Kelly

SCHEDULE 13D (CONTINUED)                                    PAGE 25 OF 34 PAGES



                                 Exhibit Index

Exhibit                                                                                                                  Page
-----------------------------------------------------------------------------------------------------------------------------
Exhibit A: Agreement of Joint Filing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26

Exhibit B: Executive Officers and Directors of Wilmington Securities, Inc.
           and The Hillman Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

Exhibit C: Stockholder Voting Agreement, dated November 15, 1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31

SCHEDULE 13D (CONTINUED)                                     PAGE 26 OF 34 PAGES



                                   EXHIBIT A

                           Agreement of Joint Filing

           Pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13D to which this Exhibit A is attached, and any subsequent amendments thereto, are filed on behalf of each of them.


Dated:  December 9, 1996


                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR JULIET LEA HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR AUDREY HILLIARD HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR HENRY LEA HILLMAN, JR.

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               WILLIAM TALBOTT HILLMAN



                               By:     /s/ C.G. GREFENSTETTE
                                       ----------------------------------------
                                       C.G. Grefenstette, Trustee



                               By:     /s/ THOMAS G. BIGLEY
                                       ----------------------------------------
                                       Thomas G. Bigley, Trustee



                               HENRY L. HILLMAN, ELSIE HILLIARD
                               HILLMAN AND C.G. GREFENSTETTE,
                               TRUSTEES OF THE HENRY L. HILLMAN
                               TRUST U/A DATED NOVEMBER 18, 1985



                               By:     /s/ C.G. GREFENSTETTE
                                       ----------------------------------------
                                       C.G. Grefenstette, Trustee

SCHEDULE 13D (CONTINUED)                                     PAGE 27 OF 34 PAGES





                               WILMINGTON SECURITIES, INC.



                               By:     /s/ DARLENE CLARKE
                                       ----------------------------------------
                                       Darlene Clarke
                               Title:  Vice President, Chief Financial Officer
                                         and Treasurer



                               /s/ WILLIAM L. COLLINS, III
                               ------------------------------------------------
                               William L. Collins, III



                               /s/ STEVEN D. JACOBY
                               ------------------------------------------------
                               Steven D. Jacoby



                               /s/ HARRY L. BROCK, JR.
                               ------------------------------------------------
                               Harry L. Brock, Jr.



                               /s/ SUZANNE S. BROCK
                               ------------------------------------------------
                               Suzanne S. Brock



                               /s/ VINCENT D. KELLY
                               ------------------------------------------------
                               Vincent D. Kelly

SCHEDULE 13D (CONTINUED)                                     PAGE 28 OF 34 PAGES



                                   EXHIBIT B

                      Executive Officers and Directors of
                          Wilmington Securities, Inc.*


Name and Address                                                              Position
----------------                                                              --------
Lawrence M. Wagner                                     President
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Darlene Clarke                                         Vice President, Chief Financial Officer, Treasurer
824 Market Street, Suite 900                           and Director
Wilmington, Delaware 19801

Lario M. Marini                                        Senior Vice President and Director
Rodney Square North
Wilmington, Delaware 19801

Richard H. Brown                                       Assistant Vice President and Assistant Secretary
824 Market Street, Suite 900
Wilmington, Delaware 19801

H. Vaughn Blaxter, III                                 Secretary
1900 Grant Building
Pittsburgh, Pennsylvania 15219

Jody B. Cosner                                         Assistant Secretary
824 Market Street, Suite 900
Wilmington, Delaware 19801

Joan E. Bachner                                        Assistant Treasurer
824 Market Street, Suite 900
Wilmington, Delaware 19801

Charles H. Bracken, Jr.                                Assistant Secretary and Assistant Treasurer
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Marian F. Dietrich                                     Director
1900 Grant Building
Pittsburgh, Pennsylvania 15219


*All officers and directors of Wilmington Securities, Inc. are U.S. citizens.

SCHEDULE 13D (CONTINUED)                                     PAGE 29 OF 34 PAGES



                      Executive Officers and Directors of
                              The Hillman Company*


Henry L. Hillman                                       Chairman of the Executive Committee and Director
2000 Grant Building
Pittsburgh, Pennsylvania 15219

C.G. Grefenstette                                      Chief Executive Officer, Chairman of the Board and
2000 Grant Building                                    Director
Pittsburgh, Pennsylvania 15219

Lawrence M. Wagner                                     President, Chief Operating Officer and Director
2000 Grant Building
Pittsburgh, Pennsylvania 15219

H. Vaughan Blaxter, III                                Vice President, Secretary, General Counsel and
1900 Grant Building                                    Director
Pittsburgh, Pennsylvania 15219

Mark J. Laskow                                         Vice President, Assistant Secretary and Director
1900 Grant Building
Pittsburgh, Pennsylvania 15219

Carol J. Cusick Riley                                  Vice President
1900 Grant Building
Pittsburgh, Pennsylvania 15219

Anthony J. Burlando                                    Vice President - Risk Management
1900 Grant Building
Pittsburgh, Pennsylvania 15219

James R. Philip                                        Vice President - Personnel and Administration
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Richard M. Johnston                                    Vice President - Investments
2000 Grant Building
Pittsburgh, Pennsylvania 15219

John W. Hall                                           Vice President - Accounting and Information Services
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Timothy O. Fisher                                      Vice President
1900 Grant Building
Pittsburgh, Pennsylvania 15219





*All officers and directors of The Hillman Company are U.S. citizens.

SCHEDULE 13D (CONTINUED)                                     PAGE 30 OF 34 PAGES



                      Executive Officers and Directors of
                        The Hillman Company* (continued)


Bruce I. Crocker                                       Vice President
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Denis P. McCarthy                                      Vice President
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Charles H. Bracken, Jr.                                Treasurer
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Cornelius Conley                                       Controller - Corporate
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Bartley J. Rahuba                                      Controller - Real Estate
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Jeffrey A. Davis                                       Assistant Treasurer
2000 Grant Building
Pittsburgh, Pennsylvania 15219

D. Richard Roesch                                      Assistant Treasurer
1800 Grant Building
Pittsburgh, Pennsylvania 15219

Mary Black Strong                                      Assistant Treasurer
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Michael S. Adamycyk                                    Assistant Secretary and Assistant Treasurer
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Elsie H. Hillman                                       Director
2000 Grant Building
Pittsburgh, Pennsylvania 15219

Henry L. Hillman, Jr.                                  Director
1800 Grant Building
Pittsburgh, Pennsylvania 15219





*All officers and directors of The Hillman Company are U.S. citizens.

SCHEDULE 13D (CONTINUED)                                     PAGE 31 OF 34 PAGES



                                   EXHIBIT C

                         STOCKHOLDERS VOTING AGREEMENT

                           Dated:  November 15, 1996

TO: Those purchasers (the "Purchasers") under that certain Unit Purchase Agreement of even date herewith (the "Purchase Agreement"), pursuant to which the Purchasers have agreed to purchase, and Metrocall, Inc., a Delaware corporation (the "Company") has agreed to sell, 159,600 Units, each Unit consisting of one share of Series A Convertible Preferred Stock of the Company ("Preferred Stock") and one Warrant entitling the holder to purchaser 18.266 shares of Common Stock, $.01 par value, of the Company ("Common Stock").

FROM: The stockholders identified on Annex A hereto (each, a "Stockholder" and collectively, the "Stockholders") of the Company.

                 WHEREAS, as of the date hereof, each of the Stockholders is the beneficial owner of, and has the sole right to vote and dispose of, the number of shares (the "Owned Shares") of Common Stock which is set forth opposite such Stockholder's name in Annex A; and

                 WHEREAS, as a condition to their willingness to enter into the Purchase Agreement, the Purchasers have required that each of the Stockholders agrees to enter into this Agreement and to vote the Owned Shares as described herein.

                 NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the Stockholders agree as follows:

                 1. Representation and Warranty of the Stockholders. Each of the Stockholders, individually and not jointly, represents and warrants with respect to itself that such Stockholder is the beneficial owner of the Owned Shares set forth opposite such Stockholder's name in Annex A hereto, free and clear of any security interests, liens, charges, encumbrances, equities, claims, options (other than pledges pursuant to commercially customary brokers margin accounts) or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Owned Shares), other than those arising under the Securities Act of 1933, as amended, and applicable state securities laws or as disclosed in Section 4.02 of the Purchase Agreement.

                 2. Voting Agreement. Each Stockholder hereby agrees for itself, severally and not jointly, that the Shares beneficially owned by each Stockholder at the record date for each meeting of Stockholders of the Company (the "Meeting") will be voted in favor of a proposed amendment of the Amended and Restated Certificate of Incorporation of the Company, as amended, to increase the authorized number of shares of Common Stock to 50,000,000 (the "Proposal"), until the Proposal is passed.

                 3. Specific Enforcement. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable, in addition to any other remedy which may be available at law or in equity.

                 4. Termination. Unless otherwise mutually agreed by the parties, this Agreement shall terminate upon the approval of the Proposal. Nothing in this Agreement shall prohibit any Stockholder from transferring any Owned Shares, provided that any shares transferred shall remain subject to this Agreement in the hands of any transferee.

SCHEDULE 13D (CONTINUED)                                     PAGE 32 OF 34 PAGES



                 5. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party's respective heirs, beneficiaries, executors, representatives and permitted assigns.

                 6. Third Party Beneficiaries. The Purchasers (and the Company) are intended to be beneficiaries of the rights and remedies hereunder; provided that nothing contained in this Agreement is intended to confer upon any person other than the parties hereto and the Purchasers any rights or remedies hereunder.

                 IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholders as of the day and year first written above.

SCHEDULE 13D (CONTINUED)                                     PAGE 33 OF 34 PAGES



                                    ANNEX A


                               The  Stockholders


                                                                            Number of
 Signature:                                                                Owned Shares
                                                                           ------------
C.G. Grefenstette and Thomas G.                                           14,130
Bigley, Trustees U/A/T Dated
8/28/68 for Juliet Lea Hillman

C.G. Grefenstette and Thomas G.                                           14,130
Bigley, Trustees U/A/T Dated
8/28/68 for Audrey Hilliard
Hillman

C.G. Grefenstette and Thomas G.                                           14,130
Bigley, Trustees U/A/T Dated
8/28/68 for Henry Lea
Hillman, Jr.

C.G. Grefenstette and Thomas G.                                           14,130
Bigley, Trustees U/A/T Dated
8/28/68 for William Talbott
Hillman



By:    /s/ C.G. GREFENSTETTE
    -------------------------------
       C.G. Grefenstette, Trustee


By:   /s/ THOMAS G. BIGLEY
    -------------------------------
       Thomas G. Bigley, Trustee

SCHEDULE 13D (CONTINUED)                                     PAGE 34 OF 34 PAGES




Henry L. Hillman, Elsie Hilliard                                          42,391
Hillman and C.G. Grefenstette,
Trustees of the Henry L. Hillman
Trust U/A Dated November 18, 1985



By:  /s/ C.G. GREFENSTETTE
    -------------------------------
        C.G. Grefenstette, Trustee


Wilmington Securities, Inc.                                               1,154,185


By:   /s/ DARLENE CLARKE
    -------------------------------
        Darlene Clark



  /s/ WILLIAM L. COLLINS, III                                             347,515
-----------------------------------
William L. Collins, III



  /s/ STEVEN D. JACOBY                                                    61,235
-----------------------------------
Steven D. Jacoby



  /s/ HARRY L. BROCK, JR.                                                 2,931,200
-----------------------------------
Harry L. Brock, Jr.



  /s/ SUZANNE S. BROCK                                                    200,000
-----------------------------------
Suzanne S. Brock



  /s/ VINCENT D. KELLY                                                    95,000
-----------------------------------
Vincent D. Kelly